Home Depot Underwriting Syndicate Members

Lehman Brothers Inc.
Merrill Lynch & Co., Inc.
JP Morgan Securities Inc.
Credit Suisse Securities (USA), LLC
Morgan Stanley & Co.
Citigroup Global Markets, Inc.
Wachovia Securities
Wells Fargo Securities, Inc.
The Williams Capital Group, L.P.